Exhibit 4.2

CERTIFICATE OF CORRECTION OF

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF

SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

OF

BIODELIVERY SCIENCES INTERNATIONAL, INC.

It is hereby certified that:

1. The name of the corporation is BioDelivery Sciences International, Inc. (the “Corporation”).

2. The Certificate of Designations, Preferences and Rights of Series A Non-Voting Convertible Preferred Stock of the Corporation (as corrected, the “Certificate of Designations”), which was filed with the Secretary of State of Delaware on August 20, 2004 is hereby further corrected.

3. The inaccuracy to be corrected in the Certificate of Designations is as follows:

Certain provisions contained in Section 5(p) of the Certificate of Designations were included in the Certificate of Designations by error.

4. The portion of the instrument in corrected form is as follows:

Section 5(p) of the Certificate of Designations is hereby corrected in its entirety to read as follows:

(p) 19.99% Limitation. Notwithstanding anything in this Certificate of Designations to the contrary, without the prior approval of the Company’s stockholders, in no event shall the Company issue shares of Common Stock at any time upon conversion of the Series A Stock to the extent that the total aggregate number of shares of Common Stock issued or deemed to be issued at any time to any holder or all holders of Series A Stock would exceed 19.99% of the issued and outstanding shares of Common Stock immediately prior to the effective time of the merger of Arius Pharmaceuticals, Inc., a Delaware corporation, with and into Arius Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company.

Dated: September 2, 2004

/s/ James A. McNulty
James A. McNulty
Secretary, Treasurer and Chief Financial Officer